                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                (Final Amendment)


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

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Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
$7,138,672                                                $656.76
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*    For purposes of calculating the fee only.

**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                          -------------                    -------------

Form or Registration No.:                    Date Filed:
                          -------------                    -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.   [ ] going-private transaction subject to Rule 13e-3.

[ ] issuer tender offer subject to Rule 13e-4.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation, in connection with its tender offer to purchase outstanding units of limited partnership interest of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership, at a price of $692.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated August 20, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on September 27, 2002, the offer expired pursuant to its terms. A total of 385 units, representing approximately 1.60% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO/Bethesda Holdings Acquisitions, Inc. has accepted for payment all of the units at a price of $692.00 per unit.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002

                                    AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

                                    By: /s/ Patrick J. Foye
                                        ----------------------------------------
                                        Executive Vice President